UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14785

GSE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

6940 Columbia Gateway Dr., Suite 470
Columbia, MD 21046
 (410) 970-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one*

EXPLANATORY NOTE

*          On October 31, 2024, pursuant to an Agreement and Plan of Merger, dated August 8, 2024 (the “Merger Agreement”), by and among GSE Systems, Inc., a Delaware corporation (the “Company”), Nuclear Engineering Holdings LLC, a Delaware limited liability company  (“Parent”) and Nuclear Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated October 20, 2024, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the foregoing merger, all issued and outstanding shares of common stock of the Company held prior to the Merger were cancelled and converted into the right to receive a cash payment and Parent is now the sole stockholder of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, GSE Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2024	By:	/s/ Emmett Pepe
	Name:	Emmett Pepe
	Title:	Chief Financial Officer